UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: June 30, 2023

FundRebel Dean, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-4648774
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

104 W. 40th Street, Suite 1030, New York, NY 10018

(Mailing Address of principal executive offices)

(212) 203-7672

Issuer’s telephone number, including area code

In this semiannual report on Form 1-SA, the terms “FundRebel Dean”, “we”, “us”, “our” or the “Company” refer to FundRebel Dean, LLC

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Six months ended June 30, 2023 Compared to the period from inception (January 7, 2022) to June 30, 2022

FundRebel Dean LLC was formed on January 7, 2022. Since its inception, the Company has been primarily focused on preparing, filing, and obtaining SEC qualification of an offering under Tier 2 of Regulation A under the Securities Act. On December 1, 2022, the SEC qualified the Company’s offering of up to $75,000,000 worth of its Class A and Class B common shares under Tier 2 of Regulation A under the Securities Act (the “Reg A Offering”). Since then, the Company has been primarily focused on raising funds in the Reg A Offering.

During the six months ended June 30, 2023, the Company held its initial closing of investments under the Reg A Offering, and issued 52,350 Class B common shares at $10 per share, providing gross proceeds of $523,500. Additionally, during the six months ended June 30, 2023, the Company sold 50,000 Class B common shares at $10.00 per share in a separate private placement to the Sponsor and its officers and directors, resulting in gross proceeds of $500,000 to the Company. As such, the Company is now focused on its principal planned operations of making investments in real estate assets.

From January 7, 2022 (inception) through June 30, 2022, the Manager paid $105,960 for offering costs and legal and professional expenses related to the Reg A Offering. For the six months ended June 30, 2023, the Manager paid $248,248 for offering costs and legal and professional expenses related to the Reg A Offering, on behalf of the Company, all of which remains payable as of the date of this report.

Reg A Offering Results

As of the date of this report, the Company has received a total of $1,793,750 from investors in the Reg A Offering from the sale of 79,375 Class B common shares, and 100,000 Class A common shares.

Investments

In May 2023, FundRebel Dean Hollywood 9, LLC, a wholly-owned subsidiary of the Company (“the Subsidiary”), entered into an agreement with Jackson Street Development, LLC (“the Seller”), for the purchase and sale of the Seller's right, title and interest in relation to the real and personal property consisting of land with a 204 unit new construction apartment building and other improvements, personalty and intangible property, collectively, (“the Property”) for $62,000,000. Under the agreement, the Subsidiary is required to transfer a deposit of $1,000,000 (“Becker Deposit”) and another $1,000,000 (“Landmark Deposit”), within two business days and sixty days, respectively, to the escrow holder. The Becker Deposit was paid during the period ended June 30, 2023 and is recorded as a current asset on the consolidated balance sheet as of June 30, 2023. The balance of the purchase price, as adjusted by the application of the proceeds of the deposits and any prorations and credits specified in the agreement, shall be paid in cash on the closing date (within sixty days after the later between the Seller obtaining the temporary certificate of occupancy for the property or September 28, 2023). The sale of the property was not closed as of June 30, 2023, and is still not closed as of the date of this report.

Consequently, in June 2023, the Subsidiary entered into an exclusive listing and management agreement with JBMP FL, LLC, which serves as the broker, and PIP Property Management, LLC, which serves as the manager. Under the agreement, the broker shall provide leasing services in connection with the leasing of the Property purchased above and its residential units and the manager shall perform management services such as, but not limited to, rent collection, receipt of security deposits, tenancy termination, expense payments, repair and maintenance, and hire employees and agents.

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Pursuant to the agreement, in exchange for the leasing services, broker shall be paid one month's rent for each of the first leases executed for the 204 residential units. Thereafter, broker shall not receive fees/commission for leasing the residential units but shall still be entitled to reimbursement of all costs of marketing, advertising, payroll, and any other expenses related to leasing of the Property. For the initial lease of the 204 residential units, the broker is also entitled to retain application fees paid by prospective applicants for each application procured on behalf of owner for the Property. On the other hand, in exchange for the management services, the manager shall be paid monthly fee of 3% of the gross monthly rents collected, 3% of all other rentable items including but not limited to amenity, parking and storage fees. The manager is also entitled to reimbursement of some expenses as stated in the agreement.

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. We expect that the Manager will declare and pay distributions quarterly in arrears commencing in the second full quarter after the quarter in which we make our first real estate-related investment; however, the Manager may declare other periodic distributions as circumstances dictate. Any distributions we make will be at the discretion of the Manager and will be based on, among other factors, our present and reasonably projected future cash flow.

As of the date of this report, no distributions have been made to the Company’s shareholders.

Redemption Plan

Our Manager may establish a redemption plan pursuant to which a holder of the Company’s common shares may request that the Company may redeem all or any portion of their shares, subject to the terms of such plan. However, as of the date of this report, the Manager has not adopted such a plan, and has no intention to adopt such a plan in the foreseeable future.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Reg A Offering to conduct our proposed operations. We intend to obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of the Reg A Offering and any future offerings we may conduct, from secured or unsecured financing obtained from banks or other lenders, and from any undistributed funds from our operations. For information regarding the anticipated use of proceeds from the Reg A Offering, see the “Estimated Use of Proceeds” section contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here.

Through June 30, 2023, the Manager has paid $248,248 for offering costs and legal and professional expenses on behalf of the Company, of which all amounts remained payable by the Company as of June 30, 2023. This total balance of $248,248 owed to our Manager bears no interest and is considered payable on demand. Apart from this, we have no other outstanding debt and we have received no commitment from any lender to provide us with financing.

In September 2023, the Subsidiary entered into a nonbinding term sheet for an interest-bearing loan amounting to $55,000,000 with Benefit Street Partners, LLC to partly finance the acquisition of fee simple interest of the Property mentioned further above. The loan has a term of two years subject to two 1-year extension options. The issuance of the loan and the final terms of the loan will be subject to final, binding agreement between the Subsidiary and Benefit Street Partners, LLC, which may be determined at a later date.

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Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 0% and 75% of the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion, with approval of the Research Committee, in light of then-prevailing economic conditions, the relative cost of debt and equity capital, the market values of our assets, general conditions in the market for debt and equity securities, the Company’s growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the fair market value of the cost of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager’s Research Committee.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to the Manager. During our organization and offering stage, these payments will include reimbursements of certain organization and offering expenses advanced by the Manager on behalf of the Company. During our acquisition and development stage, we expect to make payments to the Manager in connection with the selection and purchase of investments, the management of our assets and costs incurred by the Manager in providing services to us. For a discussion of the compensation to be paid to the Manager, see the “Management Compensation” section of our Offering Circular.

We intend to elect to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2023. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as the Manager deems appropriate. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on weekly record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level, and we do not expect to establish a minimum distribution level until after the Company commences operations.

ITEM 2. OTHER INFORMATION

As described further above, in May 2023, FundRebel Dean Hollywood 9, LLC, a subsidiary of the Company (“the Subsidiary”), entered into an agreement with Jackson Street Development, LLC (“the Seller”), for the purchase and sale of the Seller's right, title and interest in relation to the real and personal property consisting of land with 204 unit new construction apartment building and other improvements, personalty and intangible property, collectively, (“the Property”) for $62,000,000. Under the agreement, the Subsidiary is required to transfer a deposit of $1,000,000 (“Becker Deposit”) and another $1,000,000 (“Landmark Deposit”), within two business days and sixty days, respectively, to the escrow holder. The Becker Deposit was paid during the period ended June 30, 2023 and is recorded as a current asset on the consolidated balance sheet as of June 30, 2023. The balance of the purchase price, as adjusted by the application of the proceeds of the deposits and any prorations and credits specified in the agreement, shall be paid in cash on the closing date (within sixty days after the later between the Seller obtaining the temporary certificate of occupancy for the property or September 28, 2023). The sale of the property was not closed as of June 30, 2023, and is still not closed as of the date of this report.

Consequently, in June 2023, the Subsidiary entered into an exclusive listing and management agreement with JBMP FL, LLC, which serves as the broker, and PIP Property Management, LLC, which serves as the manager. Under the agreement, the broker shall provide leasing services in connection with the leasing of the Property purchased above and its residential units and the manager shall perform management services such as but not limited to rent collection, receipt of security deposits, tenancy termination, expense payments, repair and maintenance, and hire employees and agents.

Pursuant to the agreement, in exchange for the leasing services, broker shall be paid one month's rent for each of the first leases executed for the 204 residential units. Thereafter, broker shall not receive fees/commission for leasing the residential units but shall still be entitled to reimbursement of all costs of marketing, advertising, payroll, and any other expenses related to leasing of the Property. For the initial lease of the 204 residential units, the broker is also entitled to retain application fees paid by prospective applicants for each application procured on behalf of owner for the Property. On the other hand, in exchange for the management services, the manager shall be paid monthly fee of 3% of the gross monthly rents collected, 3% of all other rentable items including but not limited to amenity, parking and storage fees. The manager is also entitled to reimbursement of some expenses as stated in the agreement.

A copy of the purchase and sale agreement is filed as exhibit 6.2 to this report, and a copy of the exclusive listing and management agreement is filed as exhibit 6.3 to this report.

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ITEM 3. FINANCIAL STATEMENTS

FundRebel Dean LLC

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As of June 30, 2023 (Unaudited) and December 31, 2022 (Audited)

	June 30, 2023	December 31, 2022

ASSETS
Current Assets:
Cash and cash equivalents	$18,215	$–
Subscription receivable	989,975	–
Deposit	1,000,000	–
Deferred offering costs	–	140,556
Total Current Assets	2,008,190	140,556

TOTAL ASSETS	$2,008,190	$140,556

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Current Liabilities:
Due to related party	$248,248	$190,865
Total Liabilities	248,248	190,865

Members' Equity/(Deficit):
Class A common shares, no par, 1,500,000 shares authorized; 100,000 and 0 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	–	–
Class B common shares, no par, 6,000,000 shares authorized; issued 102,350 and 0 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	–	–
Additional paid in capital	1,833,236	–
Accumulated deficit	(73,294)	(50,309)
Total Members' Equity/(Deficit)	1,759,942	(50,309)

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$2,008,190	$140,556

No assurance is provided.

The accompanying notes are integral part of the consolidated financial statements.

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FundRebel Dean LLC

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2023 and 2022

	June 30, 2023	June 30, 2022

Revenues	$–	$–
Cost of revenues	–	–
Gross profit	–	–

Operating expenses:
General and administrative expense	22,985	19,326
Total operating expenses	22,985	19,326

Loss from operations	(22,985)	(19,326)

Net loss	$(22,985)	$(19,326)

No assurance is provided.

The accompanying notes are integral part of the consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

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FundRebel Dean LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT (UNAUDITED)

For the six-month periods ended June 30, 2023 and 2022

	Class A Common Shares		Class B Common Shares		Additional Paid-in	Accumulated	Total Members' Equity/
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance as of December 31, 2022	–	$–	–	$–	$–	$(50,309)	$(50,309)
Issuance of common stock	100,000	–	102,350	–	2,023,500	–	2,023,500
Offering costs	–	–	–	–	(190,264)	–	(190,264)
Net loss	–	–	–	–	–	(22,985)	(22,985)
Balance as of June 30, 2023	100,000	$–	102,350	$–	$1,833,236	$(73,294)	$1,759,942

Balance as of January 7, 2022 (inception)	–	$–	–	$–	$–	$(14,884)	$(14,884)
Net loss	–	–	–	–	–	(19,326)	(19,326)
Balance as of June 30, 2022	–	$–	–	$–	$–	$(34,210)	$(34,210)

No assurance is provided.

The accompanying notes are integral part of the consolidated financial statements.

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FundRebel Dean LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2023 and 2022

	June 30, 2023	June 30, 2022

Cash Flows from Operating Activities
Net loss	$(22,985)	$(19,326)
Net Cash Used in Operating Activities	(22,985)	(19,326)

Cash Flows from Investing Activities
Deposit	(1,000,000)	–
Net Cash Used in Investing Activities	(1,000,000)	–

Cash Flows from Financing Activities
Proceeds from issuance of Class B common shares	1,033,525	–
Advances from related parties	57,383	91,076
Offering costs	(49,708)	(71,750)
Net Cash Provided by Financing Activities	1,041,200	19,326

Net Change In Cash	18,215	–

Cash at Beginning of Period	–	–
Cash at End of Period	$18,215	$–

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

No assurance is provided.

The accompanying notes are integral part of the consolidated financial statements.

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FundRebel Dean LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) for the for the six-month periods ended June 30, 2023 and 2022 (unaudited)

NOTE 1: NATURE OF OPERATIONS

FundRebel Dean LLC (the “Company”) was incorporated on January 7, 2022 under the laws of the State of Delaware. The Company will identify, underwrite, invest in and manage a diversified portfolio of multi-family and other commercial real estate development projects. The Company is headquartered in New York, New York. The Company is externally managed by FundRebel, LLC, which also serves as its sponsor (the “Manager”, or the “Sponsor”). In May 2023, the Company formed FundRebel Dean Hollywood 9, LLC (“the Subsidiary”), a Florida limited liability company that is wholly owned by the Company.

As of June 30, 2023, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31. These consolidated financial statements include the accounts of FundRebel Dean LLC and its Subsidiary. All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Subscription Receivable

The Company records unit issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a consolidated balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to members’ equity/(deficit) on the consolidated balance sheet. As of June 30, 2023 and December 31, 2022, the Company has subscription receivables of $989,975 and $0, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

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FundRebel Dean LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) for the for the six-month periods ended June 30, 2023 and 2022 (unaudited)

The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from the offering.

On February 4, 2022, the Company entered into a broker-dealer agreement with Dalmore Group, LLC, a New York limited liability company (“Dalmore”), whereby Dalmore will serve as the broker dealer of record and service provider for investors who will participate in the Company's Offering. The initial term of the broker-dealer agreement is twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term. Pursuant to the broker-dealer agreement, as compensation for the services, the Company shall pay to Dalmore a fee equal to one percent (1%) on the aggregate amount raised by the Company up to the first $5,000,000 of the Company’s shares sold, then a fee equal to seventy-five one-hundredths (0.75%) for any additional shares sold, a one-time expense fee of five thousand ($5,000) for out-of-pocket expenses incurred by Dalmore, and a one-time consulting fee of twenty thousand ($20,000). In February 2022, the Manager has paid $36,750 for these fees to Dalmore on behalf of the Company, of which all remain payable to the Manager as of June 30, 2023 and December 31, 2022.

As of June 30, 2023 and December 31, 2022, the Company has deferred $0 and $140,556 of offering costs, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Revenue Recognition

Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

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FundRebel Dean LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) for the for the six-month periods ended June 30, 2023 and 2022 (unaudited)

No revenue has been earned or recognized for the six-month periods ended June 30, 2023 and 2022.

Organizational Costs

In accordance with Financial Accounting Standards Board (“FASB”) ASC 720, “Other Expenses”, organizational costs, including accounting fees, legal fee, and costs of organization, are expensed as incurred. The Manager has incurred $14,884 of pre-inception expenses in connection with forming the Company, which are recorded to these consolidated financial statements as beginning accumulated deficit and due to related party.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. The Company intends to elect to be treated as a corporation for U.S. federal income tax purposes and to qualify as a real estate investment trust, or REIT, but has not yet filed such elections.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment.” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the consolidated balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

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FundRebel Dean LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) for the for the six-month periods ended June 30, 2023 and 2022 (unaudited)

In May 2023, FundRebel Dean Hollywood 9, LLC (“the Subsidiary”), entered into an agreement with Jackson Street Development, LLC (“the Seller”), for the purchase and sale of the Seller's right, title and interest in relation to the real and personal property consisting of land with 204 unit new construction apartment building and other improvements, personalty and intangible property, collectively, (“the Property”) for $62,000,000. Under the agreement, the Subsidiary is required to transfer a deposit of $1,000,000 (“Becker Deposit”) and another $1,000,000 (“Landmark Deposit”), within two business days and sixty days, respectively, to the escrow holder. The Becker Deposit was paid during the period ended June 30, 2023 and is recorded as a current asset on the consolidated balance sheet as of June 30, 2023. The balance of the purchase price, as adjusted by the application of the proceeds of the deposits and any prorations and credits specified in the agreement, shall be paid in cash on the closing date (within sixty days after the later between the Seller obtaining the temporary certificate of occupancy for the property or September 28, 2023). The sale of the property is still not closed as of June 30, 2023.

Consequently, in June 2023, the Subsidiary entered into an exclusive listing and management agreement with JBMP FL, LLC, which serves as the broker, and PIP Property Management, LLC, which serves as the manager. Under the agreement, the broker shall provide leasing services in connection with the leasing of the Property purchased above and its residential units and the manager shall perform management services such as but not limited to rent collection, receipt of security deposits, tenancy termination, expense payments, repair and maintenance, and hire employees and agents.

Pursuant to the agreement, in exchange for the leasing services, broker shall be paid one month's rent for each of the first leases executed for the 204 residential units. Thereafter, broker shall not receive fees/commission for leasing the residential units but shall still be entitled to reimbursement of all costs of marketing, advertising, payroll, and any other expenses related to leasing of the Property. For the initial lease of the 204 residential units, broker is also entitled to retain application fees paid by prospective applicants for each application procured on behalf of owner for the Property. On the other hand, in exchange for the management services, the manager shall be paid monthly fee of 3% of the gross monthly rents collected, 3% of all other rentable items including but not limited to amenity, parking and storage fees. The manager is also entitled to reimbursement of some expenses as stated in the agreement.

Real Estate Held for Sale

The Company may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be presented separately on the consolidated balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the consolidated statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. The Company’s capitalization policy on development properties is guided by ASC Topic 835-20 “Interest - Capitalization of Interest” and ASC Topic 970 “Real Estate - General.” The Company ceases capitalization on costs upon completion.

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FundRebel Dean LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) for the for the six-month periods ended June 30, 2023 and 2022 (unaudited)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits through June 30, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

On September 9, 2022, the Company filed an offering statement on Form 1-A with the Securities Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to 1,500,000 Class A common shares and 6,000,000 Class B common shares for total proceeds of $75 million. The offering statement was qualified by the SEC on December 1, 2022.

NOTE 4: MEMBERS’ EQUITY/(DEFICIT)

The Company is authorized to issue two classes of common shares: up to 1,500,000 shares designated as “Class A common shares” and up to 6,000,000 shares designated as “Class B common shares”, both having no par value. All Class A common shares and all Class B common shares shall be offered for $10.00 for each share. As of the date of any distribution of operating cash flow to holders, holders of Class A common shares and holders of Class B common shares are entitled to a cumulative non-compounded annual return on unreturned invested capital of 8% and 6%, respectively.

In March 2023, the Company issued 50,000 Class B common shares for $10 per share providing gross proceeds of $500,000 under a Regulation D offering. The Company recorded offering costs amounting to $5,050 associated with such offering.

In June 2023, the Company issued 100,000 Class A common shares for $10 per share providing gross proceeds of $1,000,000 under a Regulation A offering. The Company recorded offering costs amounting to $10,025 associated with such offering.

During the period ended June 30, 2023, the Company also issued 52,350 Class B common shares at $10 per share, providing gross proceeds of $523,500 through a Regulation A offering. The Company recorded offering costs amounting to $185 associated with such offering.

The Company has 100,000 Class A common shares and 102,350 Class B common shares issued and outstanding as of June 30, 2023. The Company has no Class A common share and Class B common share issued and outstanding as of December 31, 2022.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

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FundRebel Dean LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) for the for the six-month periods ended June 30, 2023 and 2022 (unaudited)

NOTE 5: RELATED PARTY TRANSACTIONS

The Company is externally managed by FundRebel, LLC, which also serves as its sponsor (the “Manager”, or the “Sponsor”). Pursuant to the terms of the Company’s limited liability company operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company.

The Manager will be responsible for directing the management of the Company’s business and affairs, managing its day-to-day affairs, and implementing its investment strategy. The Manager and its officers will not be required to devote all of their time to its business and are only required to devote such time to its affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement without the consent or approval of any of the Company’s members (“Members”). Class A common shares and Class B common shares have identical voting rights. Each class of shares shall entitle the recordholders thereof to one vote per share on any and all matters submitted to the consent or approval of Members of such class generally.

Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services and the investment and management of the Company’s properties.

Subject to the applicable provisions of the Delaware Act and except as otherwise provided in the Operating Agreement, the Manager may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash or other assets of the Company to the Members. Distributions shall be paid to the holders of shares on an equal per-share basis as of the record date selected by the Manager. The Company expects the Manager to declare and pay distributions quarterly in arrears commencing in the second full quarter after the quarter in which the Company make its first real estate-related investment; however, the Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon the Company’s acceptance of their subscription, the Company expects to authorize and declare distributions based on daily record dates.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager or the affiliates of the Manager will receive fees and compensation in connection with the Company’s acquisition, management, and sale of the Company’s real estate investments.

The Manager or its affiliates shall be entitled to receive from the Company an acquisition fee of 2.00% of the purchase price to acquire real estate related assets and an exit fee of 1.00% of the gross proceeds from the sale of an asset held by the Company. The Manager in its sole discretion may defer or waive any fee payable to it under the Operating Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

The Manager or its affiliates are entitled to reimbursement of actual expenses incurred in connection with the selection, acquisition, or due diligence of a prospective investment, subject to a 1% limit on the amount of the prospective investment, whether or not the Company ultimately acquire the investment. They are also entitled to reimbursement for out-of-pocket expenses paid to third parties in connection with providing services to the Company as well as expenses incurred by the Manager in the performance of services under the management services agreement between the Manager and the Company.

The Manager has paid the Company’s offering costs and legal and professional expenses on behalf of the Company since its inception, of which all remain payable as of June 30, 2023. There was no formal agreement entered into for these transactions. The balance of due to a related party as of June 30, 2023 and December 31, 2022 amounted to $248,248 and $190,865, respectively. The balance bears no interest and is considered payable on demand.

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FundRebel Dean LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) for the for the six-month periods ended June 30, 2023 and 2022 (unaudited)

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Mortgage Loan Application

In September 2023, the Subsidiary entered into a nonbinding term sheet for the extension of an interest-bearing loan amounting to $55,000,000 with Benefit Street Partners, LLC to partly finance the acquisition of fee simple interest of the Property mentioned in Note 2. The loan has a term of two years subject to two 1-year extension options.

Regulation A Offering

Through the issuance date, the Company has received approximately $267,398 in proceeds from the issuance of Class B common stock under its Regulation A offering.

Management’s Evaluation

Management has evaluated subsequent events through September 25, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements other than disclosed above.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1 *	Engagement Agreement with Dalmore Group, LLC
2.1 *	Certificate of Formation of FundRebel Dean, LLC
2.2 *	Form of Operating Agreement of FundRebel Dean, LLC
2.3 *	Form of Share Designation for Class A and Class B Common Shares of FundRebel Dean, LLC
4*	Form of Subscription Agreement
6.1 *	Form of Management Services Agreement between FundRebel Dean, LLC and FundRebel, LLC
6.2	Purchase and Sale Agreement between FundRebel Dean Hollywood 9, LLC, a subsidiary of the Company, and Jackson Street Development, LLC dated May 10, 2023 †
6.3	Exclusive Listing and Management Agreement dated June 26, 2023 between FundRebel Dean Hollywood 9, LLC, a subsidiary of the Company, JBMP FL, LLC, and PIP Property Management, LLC
8**	Form of Escrow Agreement between FundRebel Dean, LLC and North Capital Private Securities Corporation

__________________________

*	Incorporated by reference to the Company’s Form 1-A filed with the SEC on September 9, 2022.
**	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on November 23, 2022.

† Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York, on September 28, 2023.

FUNDREBEL DEAN, LLC

By: FundRebel, LLC, its manager

By:	/s/ Mark Drachman
Name:	Mark Drachman
Title:	Managing Principal

The following persons in the capacities and on the dates indicated have signed this report.

/s/ Mark Drachman	Date: September 28, 2023
Mark Drachman
Managing Principal, FundRebel
(Principal Executive Officer)

/s/ Allen Konstam	Date: September 28, 2023
Allen Konstam
Managing Principal, FundRebel
(Principal Financial Officer; Principal Accounting Officer)

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